                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                            REYNOLDS METALS COMPANY
--------------------------------------------------------------------------------
                               (Name of issuer)

                          COMMON STOCK, no par value
--------------------------------------------------------------------------------
                        (Title of class of securities)

                                  761763 101
            -------------------------------------------------------
                                (CUSIP number)

                       Highfields Capital Management LP
                         Attention: Kenneth H. Colburn
                             200 Clarendon Street
                                  51st Floor
                               Boston, MA 02117
                                (617) 850-7500
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                 June 23, 1999
-------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

                       (Continued on the following pages)

                              (Page 1 of 11 Pages)

__________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                SCHEDULE 13D/A
-----------------------                                  ---------------------
  CUSIP NO. 761763 101                                    PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Highfields Capital Management LP
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,945,500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          3,945,500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,945,500
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D/A
-----------------------                                  ---------------------
  CUSIP NO. 761763 101                                     PAGE 3 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Highfields GP LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,945,500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          3,945,500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,945,500
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D/A
-----------------------                                  ---------------------
  CUSIP NO. 761763 101                                     PAGE 4 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jonathon S. Jacobson
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,945,500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          3,945,500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,945,500
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D/A
-----------------------                                  ---------------------
  CUSIP NO. 761763 101                                     PAGE 5 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Richard L. Grubman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,945,500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          3,945,500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,945,500
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Cusip No. 761763 101                                         Page 6 of 11 pages

This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") should be read in conjunction with the Schedule 13D filed with the Securities and Exchange Commission on March 17, 1999 (the "Schedule 13D") by Highfields Capital Management LP, Highfields GP LLC, Jonathon S. Jacobson and Richard L. Grubman relating to the shares of common stock, no par value, of Reynolds Metals Company (the "Shares"). This Amendment No. 1 amends and restates the Schedule 13D with respect to Items 3, 5, 6 and 7. All other information in the Schedule 13D shall remain in effect. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

         The aggregate purchase price of the 382,644 Shares owned by Highfields I was $18,988,489.93, inclusive of brokerage commissions.

         The aggregate purchase price of the 729,528 Shares owned by Highfields II was $35,864,652.85, inclusive of brokerage commissions.

         The aggregate purchase price of the 2,833,328 Shares owned by Highfields Ltd. was $141,225,818.76, inclusive of brokerage commissions.

         Each of Highfields I, Highfields II and Highfields Ltd. used their own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 5.   Interest in Securities of Issuer.
          --------------------------------

          (a) and (b) As of June 22, 1999, Highfields I, Highfields II and Highfields Ltd. owned beneficially 382,644, 729,528 and 2,833,328 Shares, respectively, representing approximately 0.6%, 1.1% and 4.4%, respectively, of the 64,507,259 Shares outstanding as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (the "Form 10-Q").

          As of June 22, 1999, Highfields Capital Management in its capacity as investment manager of the Funds, had sole voting and dispositive power with respect to all 3,945,500 Shares owned beneficially by the Funds, representing approximately 6.1% of the 64,507,259 Shares outstanding as reported in the Form 10-Q.

          As of June 22, 1999, Highfields GP, through its control of Highfields Capital Management, had sole voting and dispositive power with respect to all 3,945,500 Shares owned beneficially by Highfields Capital Management, representing approximately 6.1% of the 64,507,259 Shares outstanding as reported in the Form 10-Q.

          As of June 22, 1999, Mr. Grubman, as a Managing Member of Highfields GP, had sole voting and dispositive power with respect to all 3,945,500 Shares owned beneficially by Highfields GP, representing approximately 6.1% of the 64,507,259 Shares outstanding as reported in the Form 10-Q.

          As of June 22, 1999, Mr. Jacobson, as a Managing Member of Highfields GP, had sole voting and dispositive power with respect to all 3,945,500 Shares owned beneficially by Highfields GP, representing approximately 6.1% of the 64,507,259 Shares outstanding as reported in the Form 10-Q.

Cusip No. 761763 101                                         Page 7 of 11 pages

          (c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons which were effected during the past sixty days is set forth in Schedule A hereto and incorporated herein by reference.

          (d)  None.

          (e)  Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships With
               -------------------------------------------------------------
               Respect to Securities of the Issuer.
               -----------------------------------

          Except as set forth in Item 4 of the Schedule 13D, as amended, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies, other than various agreements arising from customary investment practices relating to the Funds' investments in portfolio securities, including securities lending and swap transactions.


Item 7.        Material to be Filed as Exhibits.
               --------------------------------

          Exhibit 99.1* - Letters from Highfields to the Company, dated
          -------------
February 16, 1999.

          Exhibit 99.2* - Letter from the Company to Highfields, dated
          -------------
February 25, 1999.

          Exhibit 99.3* - Letter from the Company to the Securities and Exchange
          -------------
Commission, dated March 1, 1999.

          Exhibit 99.4* - Letter from Highfields to the Company, dated
          -------------
March 1, 1999.

          Exhibit 99.5* - Letter from Highfields to the Company, dated
          -------------
March 5, 1999.

          Exhibit 99.6 - Letter from Highfields to the Company dated June 23,
          ------------
1999.

*As previously filed in Schedule 13D dated March 17, 1999

Cusip No. 761763 101                                         Page 8 of 11 pages

                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 23, 1999                HIGHFIELDS CAPITAL MANAGEMENT LP

                                    By: Highfields GP LLC, its General Partner


                                    By: /s/ Kenneth H. Colburn
                                        --------------------------------------
                                        Kenneth H. Colburn
                                        Authorized Signatory


                                    HIGHFIELDS GP LLC


                                    By: /s/ Kenneth H. Colburn
                                        --------------------------------------
                                        Kenneth H. Colburn
                                        Authorized Signatory


                                    RICHARD L. GRUBMAN


                                    By: /s/ Kenneth H. Colburn/1/
                                        --------------------------------------
                                        Kenneth H. Colburn
                                        Attorney-In-Fact


                                    JONATHON S. JACOBSON


                                    By: /s/ Kenneth H. Colburn/2/
                                        --------------------------------------
                                        Kenneth H. Colburn
                                        Attorney-In-Fact


-----------------
/1/ See Note 1 attached hereto
/2/ See Note 2 attached hereto

Cusip No. 761763 101                                        Page 9 of 11 pages



                                  Schedule A
                                  ----------

                   INFORMATION WITH RESPECT TO TRANSACTIONS
                       OF THE REGISTRANT'S COMMON STOCK
                  BY HIGHFIELDS I DURING THE PAST SIXTY DAYS




                                    Number of Shares of
                                       Common Stock
                   Date             Purchased/(Sold)/3/      Price Per Share
                   ----             -------------------      ---------------

                  4/23/99                5,091                  59.2825

                  4/23/99                1,461                  59.7383

                  5/18/99                1,072                  61.0030

                  5/18/99                1,053                  60.4050

                  5/27/99               10,647                  54.4556

                  5/28/99                8,127                  52.9253

                   Total:               27,451                    ---

Cusip No. 761763 101                                        Page 10 of 11 pages


                   INFORMATION WITH RESPECT TO TRANSACTIONS
                       OF THE REGISTRANT'S COMMON STOCK
                  BY HIGHFIELDS II DURING THE PAST SIXTY DAYS


                                  Number of Shares of
                                      Common Stock
                   Date           Purchased/(Sold)/3/      Price Per Share
                   ----           -------------------      ---------------

                  4/23/99              9,854                    59.2825

                  4/23/99              2,784                    59.7383

                  5/18/99              2,043                    61.0030

                  5/18/99              1,856                    60.4050

                  5/27/99             20,278                    54.4556

                  5/28/99             12,686                    52.9253

                  Total:              49,501                        ---

Cusip No. 761763 101                                        Page 11 of 11 pages


                   INFORMATION WITH RESPECT TO TRANSACTIONS
                       OF THE REGISTRANT'S COMMON STOCK
                 BY HIGHFIELDS LTD. DURING THE PAST SIXTY DAYS


                            Number of Shares of
                              Common Stock
                  Date      Purchased/(Sold)/3/      Price Per Share
                  ----      -------------------      ---------------

                 4/23/99          12,787                59.2825

                 4/23/99          32,892                59.2825

                 4/23/99           4,476                59.2825

                 4/23/99           2,049                59.7383

                 4/23/99           2,145                59.7383

                 4/23/99           6,561                59.7383

                 5/18/99           4,816                61.0030

                 5/18/99           1,541                61.0030

                 5/18/99           1,528                61.0030

                 5/18/99           1,791                60.4050

                 5/18/99           1,000                60.4050

                 5/18/99           4,300                60.4050

                 5/27/99          47,808                54.4556

                 5/27/99          30,000                54.3221

                 5/27/99          15,299                54.4556

                 5/27/99          15,168                54.4556

                 5/28/99          26,187                52.9253

                  Total:         210,348                  ---


/3/ All transactions were effected through open market or privately negotiated purchases

Note 1
                           LIMITED POWER OF ATTORNEY
                             FOR FILINGS UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934
                        -------------------------------

     Know all by these presents, that the undersigned hereby constitutes and appoints Kenneth H. Colburn as the undersigned's true and lawful attorney-in-fact to:

     (1) execute for and on behalf of the undersigned, in the undersigned's capacity as a Managing Member of Highfields GP LLC, the General Partner of Highfields Capital Management LP ("Highfields"), or as an individual, filings in accordance with the Securities Exchange Act of 1934 (the "Act") and the rules thereunder;

     (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such form and timely file such form with the United States Securities and Exchange Commission (the "SEC") and any stock exchange or similar authority; and

     (3) take any other action of any type whatsoever which, in the opinion of such attorney-in-fact, may be necessary or desirable in connection with the foregoing authority, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve.

     The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, any of the undersigned's responsibilities to comply with the Act.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file forms under the Act with respect to securities held by the undersigned or Highfields, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact. This Power of Attorney may be filed with the SEC as a confirming statement of the authority granted herein.

        IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 16th day of June, 1999.


                                       Richard L. Grubman
                                       ---------------------------
                                       Print Name of Reporting
                                       Person or Entity


                                       /s/ Richard L. Grubman
                                       ---------------------------
                                       Signature

Note 2

                           LIMITED POWER OF ATTORNEY
                             FOR FILINGS UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934
                        -------------------------------

     Know all by these presents, that the undersigned hereby constitutes and appoints Kenneth H. Colburn as the undersigned's true and lawful attorney-in-fact to:

     (1) execute for and on behalf of the undersigned, in the undersigned's capacity as a Managing Member of Highfields GP LLC, the General Partner of Highfields Capital Management LP ("Highfields"), or as an individual, filings in accordance with the Securities Exchange Act of 1934 (the "Act") and the rules thereunder;

     (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such form and timely file such form with the United States Securities and Exchange Commission (the "SEC") and any stock exchange or similar authority; and

     (3) take any other action of any type whatsoever which, in the opinion of such attorney-in-fact, may be necessary or desirable in connection with the foregoing authority, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve.

     The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, any of the undersigned's responsibilities to comply with the Act.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file forms under the Act with respect to securities held by the undersigned or Highfields, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact. This Power of Attorney may be filed with the SEC as a confirming statement of the authority granted herein.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 16th day of June, 1999.


                                    Jonathon S. Jacobson
                                    -----------------------------
                                    Print Name of Reporting
                                    Person or Entity


                                    /s/ Jonathon S. Jacobson
                                    ______________________________
                                    Signature